Exhibit 12.1

Twenty-First Century Fox, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in Millions, Except Ratio Amounts)

(Unaudited)

	Fiscal years ended June 30,
	2017	2016	2015	2014	2013
Earnings
Income from continuing operations before income tax expense	$4,689	$4,154	$9,847	$5,189	$8,736
Add
Equity losses (earnings) of affiliates	41	34	(904)	(622)	(655)
Cash distributions received from affiliates	186	351	352	358	324
Fixed charges, excluding capitalized interest	1,301	1,264	1,303	1,267	1,217
Amortization of capitalized interest	23	26	30	40	42

Total earnings available for fixed charges	$6,240	$5,829	$10,628	$6,232	$9,664
Fixed charges
Interest on debt and finance lease charges	$1,219	$1,184	$1,198	$1,121	$1,063
Capitalized interest	20	24	26	28	41
Interest element on rental expense	82	80	105	146	154

Total fixed charges	$1,321	$1,288	$1,329	$1,295	$1,258

Ratio of earnings to fixed charges	4.7	4.5	8.0	4.8	7.7